SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 25, 2006

____________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)
____________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X         Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes __         No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __         No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__________

Enclosure:	A press release dated January 24, 2006, announcing 2006 fourth quarter and full year revenues and earnings.

PR No. C1756C

STMicroelectronics Reports 2005 Fourth Quarter and Full Year
Revenues and Earnings

•	Fourth quarter revenues up 6.3% sequentially to $2.39 billion; 2005 revenues increase 1.4% to $8.88 billion.
•	Fourth quarter gross profit equaled $872 million, a gross margin of 36.5%.
•	Net income per diluted share was $0.20 for the fourth quarter and $0.29 for the year.

Geneva, January 24th, 2006 - STMicroelectronics (NYSE: STM) reported financial results for the fourth quarter and fiscal year ended December 31, 2005.

Revenues, Gross Profit, and Margin Review

Net revenues for the fourth quarter were $2,389 million, up 6.3% sequentially from the $2,247 million reported in the prior quarter, and 2.6% above the $2,328 million reported in last year’s fourth quarter. Sales growth was primarily driven by wireless applications which generated double-digit percentage increases both sequentially and year-over-year.

Gross profit was $872 million, compared to $766 million in the third quarter of 2005, and $852 million in last year’s fourth quarter. Gross margin was 36.5% in the fourth quarter compared to 34.1% in the prior quarter and 36.6% in last year’s fourth quarter. Volume, enhanced product mix and manufacturing performance along with currency drove the improvements in gross profit and gross margin.

Operating Expenses

ST achieved its target of operating expenses below 28% of sales for the quarter with combined selling, general, & administrative and research & development expenses representing 27.7% of net revenues in the fourth quarter, improving from 28.9% in the third quarter. R&D expenses of $402 million in the fourth quarter, which included $3 million in stock-based compensation costs, were essentially flat with the $401 million in the prior quarter and $402 million in the year-ago quarter. SG&A expenses were $259 million for the 2005 fourth quarter and included $5 million in stock-based compensation costs and $4 million in one-time pension accruals. SG&A was $248 million in the prior quarter and $245 million in the year-ago quarter.

Operating Income, Net Income, and Earnings per Share

For the 2005 fourth quarter, the Company reported operating income of $197 million and net income of $183 million, or $0.20 per share. In the prior quarter, the Company reported operating income of $102 million and net income of $89 million or $0.10 per share. In the year-ago quarter the Company reported operating income, net income, and earnings per share of $210 million, $187 million and $0.20 respectively.

The Company posted $16 million of impairment, restructuring charges, and other related closure costs during the 2005 fourth quarter. In the prior quarter, restructuring-related expenses were $12 million. In the year-ago quarter, the Company incurred $18 million in impairment, restructuring charges, and other related closure costs.

In the fourth quarter, the effective average exchange rate for the Company was approximately $1.20 to €1.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities in the fourth quarter was $555 million compared to $475 million in the prior quarter. Capital expenditures were $230 million in the 2005 fourth quarter, compared to $284 million in the prior quarter. Net operating cash flow* increased to $290 million for the fourth quarter, up from $173 million in the third quarter.

At December 31, 2005, ST had cash and cash equivalents of $2.03 billion and total debt was $1.80 billion. Net financial position** improved by $233 million over the prior year, to a net cash position of $225 million after the payment of $107 million in cash dividends in the second quarter. Shareholders’ equity was $8.5 billion at December 31, 2005.

(*)  Net operating cash flow is defined as net cash from operating activities ($555 million in the fourth quarter of 2005) minus net cash used in investing activities excluding payments for purchase of and proceeds from the sale of marketable securities ($265 million in the fourth quarter of 2005).
(**)  Net financial position is defined as cash and cash equivalents ($2,027 million) minus total debt (bank overdrafts $11 million + current portion of long term debt $1,522 million + long term debt $269 million).

President and CEO Remarks

Carlo Bozotti, President and Chief Executive Officer commented, “We continued to make steady progress in improving the financial performance of ST, with both revenue and gross margin results solidly in line with our objectives in the fourth quarter. Sequential revenue growth was driven by strong performance in wireless, where ST’s product offerings provide important functionality to a wide range of handset requirements. Sequential improvement in our gross margin reflected, in addition to currency, the impact of previously announced actions and programs. Through a sharper focus on both R&D and marketing and sales, operating expenses met our targeted objectives. Additionally, cash generation in the quarter was strong and at year end our financial position improved to a net cash balance of over $200 million. In summary, we are seeing progress across our most important financial metrics.

“2005 has been a year devoted to strengthening and reshaping ST into a stronger and more competitive industry leader. Key organizational changes have been implemented. The cost saving actions we announced at the beginning of last year delivered the expected benefits in 2005, and are on track to deliver additional results this year. New product designs have accelerated. Customer base expansion efforts have been developed and are being carried out.

“Therefore, as we move forward, I am confident that we will continue to strengthen our financial performance and product leadership based upon execution of our corporate performance roadmap.”

Additional Fourth Quarter 2005 Financial and Operating Data

The following tables and commentary provide a breakdown of revenues and operating income (loss) by product group and segment revenues by targeted market.

Net Revenues and Operating Income (Loss) by Group:
In Million US$	Q4 2005
Group	Net Revenues	% of Net Revenues	Operating income (loss)

Application Specific Product Groups*	1,305	54.6%	137
MLD (Microcontroller, Linear & Discrete Group)	494	20.7%	67
MPG (Memory Products Group)	573	24.0%	27
Others (1)(2)	17	0.7%	(34)

TOTAL	2,389	100%	197

* Automotive; Computer Peripheral; and Home, Personal, and Communication products
(1) Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product groups.
(2) Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the groups.

All product groups increased revenues on a sequential basis. Application Specific Product Groups’ revenues increased 3.4% sequentially, and operating profit increased 69% to $137 million. MLD sales were up 4.6% and operating income was approximately flat. MPG sales grew 14.4% sequentially and the group had operating income of $27 million, a significant improvement from the $17 million loss in the prior quarter. Flash memory sales increased 23% sequentially to $424 million.

Carlo Bozotti added, “I was pleased to see the groups’ operating performance in the fourth quarter. Application Specific Product Groups reached a double-digit operating margin, MLD maintained a nearly 14% margin level sequentially in somewhat tougher market conditions and, as we expected, MPG generated an operating profit.”

Q4 2005 Net Revenues by Market Segment

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the fourth quarter of 2005.

% of Net Revenues
Automotive	14%

Consumer	17%

Computer	17%

Telecom	38%

Industrial & Others	14%

Four of the five market segments experienced sequential sales increases. Telecom, the Company’s largest segment, grew almost 14% followed by Consumer and Industrial & Others, which each grew approximately 4%. Automotive was up 2% and Computer was essentially flat.

Full Year 2005 Results

Net revenues for the year ended December 31, 2005 were $8,882 million, an increase of 1.4% over the $8,760 million recorded in 2004. Year over year sales growth was driven by wireless and data storage applications, which both grew at double digit rates. Automotive applications also grew at a much faster rate than that of the Company year over year. Gross profit was $3,037 million, or 34.2% of net revenues, compared to $3,228 million or 36.8% in 2004. Operating income was $244 million, or 2.7% of net revenues, compared to $683 million or 7.8% of net revenues in 2004.

Research and development costs for 2005 were $1,630 million, or 18.3% of net revenues, compared to $1,532 million, or 17.5% of net revenues in 2004. Selling, general, and administrative expenses were $1,026 million or 11.6% of net revenues in 2005, compared to $947 million, or 10.8% of net revenues in 2004. 2005 SG&A expenses included $19 million in one-time compensation and pension charges and $5 million in stock-based compensation costs. The Company posted $128 million of impairment, restructuring charges, and other related closure costs in 2005, compared to $76 million in 2004.

Net income for 2005 was $266 million, or $0.29 per diluted share. In the prior year, net income was $601 million, or $0.65 per diluted share.

For ST, the effective average exchange rate of the Euro versus the U.S. dollar for the full year 2005 was approximately $1.28 to €1, compared to approximately $1.23 to €1 in 2004.

Net cash from operating activities for 2005 was $1,798 million compared to $2,342 million in 2004. Capital expenditures were $1,441 million in 2005, compared to $2,050 million in 2004. Net operating cash flow for 2005 was $270 million, compared to $208 million in 2004.

Upon the proposal of our Management Board, our Supervisory Board has decided to recommend for the 2006 Annual Shareholders Meeting, scheduled in Amsterdam on April 27, 2006, the distribution of a cash dividend of $0.12 a share, maintaining the same cash dividend level as in the prior year.

Full Year 2005 Net Revenues and Operating Income (Loss) by Group:
In Million US$	Full Year 2005
Group	Net Revenues	% of Net Revenues	Operating income (loss)

Application Specific Product Groups*	4,991	56.2%	355
MLD (Microcontroller, Linear & Discrete Group)	1,882	21.2%	271
MPG (Memory Products Group)	1,948	21.9%	(118)
Others (1)(2)	61	0.7%	(264)

TOTAL	8,882	100%	244

* (1) and (2) defined in previous tables.

For full year 2005, MPG sales grew 3.2% followed by a 1.8% increase in Application Specific Product Groups’ revenue. MLD sales were down 1.1%.

Outlook

Mr. Bozotti stated, “As is typical for ST’s seasonality, we expect net revenues for the first quarter of 2006 to decline from 2005 fourth quarter levels, but to be significantly higher than first quarter 2005 results. Specifically, we expect sales to decrease between 1% and 7% sequentially. Given the seasonal mix and volume impacts we expect the gross margin to be about 35%, plus or minus 1 percentage point.

“ST’s capital expenditures are targeted to be $1.8 billion for 2006, with flexibility to modulate due to market conditions.”

This guidance is based on an effective currency exchange rate for the Company of $1.205 = €1, which reflects current exchange rate levels combined with the impact of existing hedging contracts.

Recent Corporate Developments

•	In December, 2005, Piero Mosconi retired from the Company, leaving his role of Corporate Vice President and Treasurer, a position he had occupied since 1987. Accordingly, Treasury moved under the responsibility of our CFO, Carlo Ferro. Giuseppe Notarnicola joined ST and has been appointed Group Vice President, Corporate Treasurer.

•	Giordano Seragnoli, Corporate Vice President and General Manager of ST’s worldwide back-end manufacturing operations, is also retiring from the Company, at the end of Q2, 2006. Effective April 3, 2006, Jeffrey See, who is currently General Manager of ST’s manufacturing complex in Singapore, will take over worldwide back-end manufacturing responsibilities. Jeffrey See will continue to be based in Singapore, close to where the largest part of ST’s assembly and test production is located.

Products, Technology and Design Wins

•	In digital consumer, ST launched the STB7109, the company’s second-generation H.264 high-definition TV (HDTV) AVC and VC-1 decoder. Building on the success of the STB7100, the world’s first single-chip AVC and MPEG-2 decoder, the STB7109 adds VC-1 decoding, improved security, connectivity features, and support for emerging DVD formats and security standards.

•	Adding to the multiple design wins already achieved by both the STB7100 and STB7109, Loewe GmbH adopted the STB7100 for use across its high-end integrated DTV product range and Sagem and ST announced the availability of the world’s first MPEG-4 set-top boxes (STBs) based on a single-chip decoder, enabling broadcasters and service operators worldwide to offer end users HDTV and/or many more TV channels, by using their existing broadcast network. The new STB7100-based boxes are being rolled out for satellite, IPTV, and terrestrial broadcast by several operators including Canal+, France-Telecom and Telecom Italia. Additionally, the STB7100, together with ST’s STB0899 front-end satellite demodulator, is being used in a Philips STB for Premiere.

•	ST announced that it had developed an affordable, ready-to-implement HDTV platform for the Japanese market with BHA Corporation. The two companies plan to use this platform to catalyze the adoption of digital TV in Japan. In China, ST’s affiliate company Shanghai-BMC released a complete middleware solution for STBs intended for the Chinese market, as well as for international operators. And for the first time in Brazil, the transmission of a digital terrestrial TV (DTT) signal in HDTV format was publicly demonstrated from a transmitter to an end-user terminal, by ST working in conjunction with leading Brazilian laboratories and universities.

•	In mobile communications, ST unveiled the industry’s most comprehensive solution for pico-cell base-station modems, combining the market’s first SoC baseband processor for wireless infrastructure applications, the STW51000, with multi-standard software libraries, optimized for GSM, EDGE, W-CDMA, and WiMAX networks.

•	ST announced, with Intel, a common flash-memory subsystem to lower development costs for handset OEMs and enable them to get to market faster with feature-rich phones. The two companies will provide hardware- and software-compatible memory products based on common specifications, enabling shorter development times and lower costs for cell phone makers. Accordingly, ST introduced its first 90nm NOR Flash-based multi-chip memory subsystems, which combine the company’s 512- and 256M-bit NOR devices with PSRAM or LPSDRAM memory.

•	ST’s single-chip STLC2500A Bluetooth IC is now in volume production in multiple cellular phones from several manufacturers in Asia and Europe. The single-chip Enhanced-Data-Rate STLC2500C with V2.0 capability has been adopted in more than 15 mobile-phone designs by several customers, including a tier-one cellphone manufacturer. Additionally, volume production has started on ST’s compact STLC4370 IEEE802.11g wireless local area network (WLAN) module IC, which is being used in a new cellular phone from a tier-one manufacturer.

•	ST announced that it is working with Mobileye to develop, produce, and commercialize chips for the visual-aid driving-assistance segment of the automotive market. ST also made available new software libraries for its STA2051 32-bit GPS baseband controller, enabling the delivery of both higher performance and additional functionality for GPS and telematics applications.

•	In the powertrain, safety, and car-body areas, ST gained many new designs: in next-generation braking systems from Bosch for 2009 models; power steering applications, with production in 2008, with a major Japanese tier-one customer; acquisition of a smart-power socket for engine control from a major European system maker to be used in 2008 models from GM, Ford, and Chrysler; a new car networking kit for a major European manufacturer, for the U.S. market; and several awards for high-power drivers for European and U.S. markets.

•	Notable successes in car radio included: a new audio-processor design from a major Japanese car-radio maker, for production in Q4 2006; selection by a major U.S. maker for a low-cost car-radio platform; further enlargement of ST’s presence in the car communication market with its digital audio processor for single- and double-antenna interfaces with a tier-one European manufacturer; and further penetration in the digital satellite broadcast market with many major manufacturers equipping models with XM Radio.

•	In peripherals, the Company revealed the successful validation and release of SPEAr Head, a new member of the company’s SPEAr (Structured Processor Enhanced Architecture) family of configurable SoCs that address various applications, including digital engines for printers, scanners, and other embedded-control applications. Also in this area, ST’s partnership with one of its major customers reached a new level with the winning of two new digital engine designs in next-generation printer and MultiFunction platforms. And in disk drives, ST leveraged its technologies and proprietary IP to continue its leadership position in data storage by winning both motor controller and preamplifier designs for desktop and mobile applications with one of the top HDD manufacturers.

•	ST and On Track Innovations (OTI) announced that OTI’s contactless smartcard, based on ST’s ST19WR02 contactless, secure microcontroller, was the first to be approved by Visa International for use in its contactless program in the U.S. ST also revealed its ongoing collaboration with SmardTech to develop an extremely efficient smartcard solution, based on ST’s ST19W contactless secure microcontrollers, as part of an electronic ticketing system for a German transport application.

•	In microcontrollers, ST introduced a 32-bit ARM7-based device optimized for multiple industrial applications, including factory automation, appliances, and security systems. ST also brought out the final release of its STR7 Software Library supporting its 32-bit ARM7-based microcontrollers. Additionally, ST gained design wins for its ST7MC microcontroller in a new generation of brushless electric motors for refrigerators with China’s leading home-appliance maker and with one of the world’s top five refrigeration compressor manufacturers.

•	In power, ST introduced an innovative and patented DC/DC converter chip that for the first time, allows two different output voltages to be generated using a single external coil. The STw4141 is specifically designed to efficiently supply power to digital baseband and multimedia processors in portable applications.

•	ST introduced the PM6685 mobile PC power management IC, a dual step-down controller that provides the four output voltages necessary for notebook system power. Also in this area, ST introduced its L6668 current-mode primary-controller IC for single-ended switching power converters to be used in high-end AC/DC adapters and chargers for notebook or laptop PCs.

•	The Company won numerous power designs including: several design-ins for its L6714 voltage regulator IC with a major Taiwanese motherboard maker; new projects in display and lighting applications; an important win for discrete IGBTs with a major Japanese air-conditioner maker; the supply of dedicated low-voltage power MOSFETs for a leading Universal Power Supply manufacturer; and finally an agreement with a major manufacturer for the supply of STripFET™ III based power MOSFETs for a DC/DC converter application in a games console. Additionally, ST introduced the HD1 family of high-voltage power bipolar transistors specifically designed for horizontal deflection in high-definition and ‘Super-Slim’ CRT displays.

•	ST introduced its NEATSwitch™ portfolio of application-specific analog, digital, and power switches and extended its supervisor and reset IC family with the STM1061 low-power precision voltage detectors for applications in systems where signal levels need to be monitored. Also in this area, ST gained a design win for a multiple-voltage microprocessor reset IC with a major Set Top Box manufacturer. In addition, ST introduced the STM1404, the world’s first FIPS (Federal Information Processing Standard) level 4 security supervisor for point-of-sale equipment.

•	The Company was active in its research efforts, unveiling first details of a breakthrough technology that significantly increases junction capacitance density in thin-film passive integration and which extends the capabilities of its IPAD (Integrated Passive and Active Devices) technology. In addition, ST’s engineers presented or co-authored 13 papers at the prestigious IEDM conference, including one that announced a 65nm NOR Flash technology with the smallest cell size of any previously announced NOR Flash memory.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses, or curtailments of purchases from key customers;

•	the financial impact of inadequate or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. Dollar and the Euro, compared to the effective exchange rate of $1.205=€1, and between the U.S. Dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to be successful in our strategic R&D initiatives to develop new products to meet anticipated market demand, as well as our ability to achieve our corporate performance roadmap by completing successfully and in a timely manner our other various announced initiatives to improve our overall efficiency and performance;

•	the anticipated benefits of research & development alliances and cooperative activities and the continued pursuit of our various alliances, in the field of development of new advanced technologies or products;

•	the ability of our suppliers to meet our demands for products and to offer competitive pricing;

•	changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we and our key customers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits;

•	our ability to obtain required licenses on third-party intellectual property, the outcome of litigations and the results of actions by our competitors.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be,” “anticipates,” or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the SEC on March 23, 2005. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

Conference Call Information

The management of STMicroelectronics will conduct a conference call on January 25, 2006, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss operating performance for the fourth quarter and full year of 2005.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those viewing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until February 3, 2006.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Stanley March Vice President, Investor Relations Tel: +1.212.821.89.39 Fax : +1.212.821.89.23 Email: stan.march@st.com	Benoit de Leusse Director, Investor Relations Tel : +41.22.929.58.12 Fax : +41.22.929.69.61 Email: benoit.de-leusse@st.com	Fabrizio Rossini Investor Relations Senior Manager Tel : +41.22.929.69.73 Fax : +41.22.929.69.61 Email: fabrizio.rossini@st.com

MEDIA RELATIONS:
Maria Grazia Prestini Senior Director, Corporate Media and Public Relations Tel: +41.2.29.29.69.45 Fax: +41.2.29.29.69.50 Email: mariagrazia.prestini@st.com	Michael Markowitz Director, U.S. Media Relations Tel: +1.212.821.8959 Fax: +1.212.821.8922 Email: michael.markowitz@st.com

Sandrine Romano Burson-Marsteller Paris Tel: +33 1 41 86 76 77 Cell: +33 (0)6 11 80 72 78 Email: sandrine_romano@fr.brn.com	Guerric de Beauregard Burson-Marsteller Paris Tel: +33 1 41 86 76 82 Cell: +33 (0)6 30 59 19 80 Email: guerric_debeauregard@fr.bm.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Audited)
	December 31,	December 31,

	2005	2004

Net sales	2,388	2,326

Other revenues	1	2

NET REVENUES	2,389	2,328

Cost of sales	-1,517	-1,476

GROSS PROFIT	872	852

Selling, general and administrative	-259	-245

Research and development	-402	-402

Other income and expenses, net	2	23

Impairment, restructuring charges and other related closure costs	-16	-18

Total Operating Expenses	-675	-642

OPERATING INCOME	197	210

Interest income, net	11	5

Loss on equity investments	0	-2

INCOME BEFORE INCOME TAXES	208	213
AND MINORITY INTERESTS

Income tax expense	-25	-26

INCOME BEFORE MINORITY INTERESTS	183	187

Minority interests	0	0

NET INCOME	183	187

EARNINGS PER SHARE (BASIC)	0.20	0.21

EARNINGS PER SHARE (DILUTED)	0.20	0.20

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	937.3	935.1
DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Twelve Months Ended
	(Unaudited)	(Audited)
	December 31,	December 31,

	2005	2004

Net sales	8,876	8,756

Other revenues	6	4

NET REVENUES	8,882	8,760

Cost of sales	-5,845	-5,532

GROSS PROFIT	3,037	3,228

Selling, general and administrative	-1,026	-947

Research and development	-1,630	-1,532

Other income and expenses, net	-9	10

Impairment, restructuring charges and other related closure costs	-128	-76

Total Operating Expenses	-2,793	-2,545

OPERATING INCOME	244	683

Interest income (expense), net	34	-3

Loss on equity investments	-3	-4

Loss on extinguishment of convertible debt	0	-4

INCOME BEFORE INCOME TAXES	275	672
AND MINORITY INTERESTS

Income tax expense	-8	-68

INCOME BEFORE MINORITY INTERESTS	267	604

Minority interests	-1	-3

NET INCOME	266	601

EARNINGS PER SHARE (BASIC)	0.30	0.67

EARNINGS PER SHARE (DILUTED)	0.29	0.65

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	935.6	935.1
DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at In million of U.S. dollars	December 31, 2005	October 1, 2005	December 31, 2004
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	2,027	1,242	1,950
Marketable securities	0	525	0
Trade accounts receivable, net	1,490	1,483	1,408
Inventories, net	1,411	1,398	1,344
Deferred tax assets	152	182	140
Other receivables and assets	531	610	785

Total current assets	5,611	5,440	5,627

Goodwill	221	223	264
Other intangible assets, net	224	227	291
Property, plant and equipment, net	6,175	6,412	7,442
Long-term deferred tax assets	55	53	59
Investments and other non-current assets	153	137	117

	6,828	7,052	8,173
Total assets	12,439	12,492	13,800

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	11	48	58
Current portion of long-term debt	1,522	1,527	133
Trade accounts payable	965	987	1,352
Other payables and accrued liabilities	642	712	776
Deferred tax liabilities	7	9	17
Accrued income tax	152	163	176

Total current liabilities	3,299	3,446	2,512

Long-term debt	269	263	1,767
Reserve for pension and termination indemnities	270	261	285
Long-term deferred tax liabilities	55	69	63
Other non-current liabilities	16	20	15

	610	613	2,130
Total liabilities	3,909	4,059	4,642
Commitment and contingencies
Minority interests	50	50	48
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,153	1,153	1,150
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 907,824,279 shares issued, 894,424,279 shares outstanding)
Capital surplus	1,967	1,953	1,924
Accumulated result	5,427	5,244	5,268
Accumulated other comprehensive income	281	381	1,116
Treasury stock	-348	-348	-348

Shareholders' equity	8,480	8,383	9,110

Total liabilities and shareholders' equity	12,439	12,492	13,800

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended
In million of U.S. dollars	December 31, 2005 (Unaudited)	December 31, 2004 (Audited)

Cash flows from operating activities:
Net income	266	601
Items to reconcile net income and cash flows from operating activities
Depreciation and amortization	1,944	1,837
Amortization of discount on convertible debt	5	28
Loss on extinguishment of convertible debt	0	4
Other non-cash items	10	5
Minority interest in net income of subsidiaries	1	3
Deferred income tax	-31	-6
Loss on equity investments	3	4
Impairment, restructuring charges and other related closure costs, net of	72	8
cash payments
Changes in assets and liabilities:
Trade receivables, net	-117	-119
Inventories, net	-174	-144
Trade payables	-71	128
Other assets and liabilities, net	-110	-7

Net cash from operating activities	1,798	2,342

Cash flows from investing activities:
Payment for purchases of tangible assets	-1,441	-2,050
Investment in intangible and financial assets	-87	-81
Payment for acquisitions	0	-3

Net cash used in investing activities	-1,528	-2,134

Cash flows from financing activities:
Proceeds from issuance of long-term debt	50	91
Repayment of long-term debt	-110	-1,288
Increase (decrease) in short-term facilities	-47	10
Capital increase	35	23
Dividends paid	-107	-107
Other financing activities	1	0

Net cash used in financing activities	-178	-1,271
Effect of changes in exchange rates	-15	15

Net cash increase (decrease)	77	-1,048

Cash and cash equivalents at beginning of the period	1,950	2,998
Cash and cash equivalents at end of the period	2,027	1,950

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 25, 2006	By: /s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer

Enclosure:	A press release dated January 24, 2006, announcing 2006 fourth quarter and full year revenues and earnings.